Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Three and Nine months ended February 28, 2010
(Unaudited)

Prepared by Management without review by the Company’s auditor.

MEDICURE INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	February 28, 2010	May 31, 2009

Assets
Current assets:
Cash and cash equivalents	$331,349	$1,978,725
Accounts receivable (Note 4)	467,689	551,697
Inventories (Note 5)	634,397	631,303
Prepaid expenses	151,212	357,884

	1,584,647	3,519,609

Property and equipment (Note 6)	68,257	93,532
Intangible assets (Note 7)	4,820,773	5,936,819

	$6,473,677	$9,549,960

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$1,120,409	$1,512,377
Accrued interest on long-term debt (Note 8)	4,736,665	2,542,560

	5,857,074	4,054,937

Long-term debt (Note 8)	24,244,880	25,041,982

Shareholders’ deficiency:
Capital stock (Note 9(b))	116,014,623	116,014,623
Warrants (Note 9(d))	9,065,720	9,065,720
Contributed surplus (Note 9(c))	4,048,353	3,921,998
Deficit	(152,756,973)	(148,549,300)

	(23,628,277)	(19,546,959)
Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 10)

	$6,473,677	$9,549,960

On behalf of the Board:

"Dr. Albert D. Friesen"	"Mr. Gerald McDole"
Director	Director

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Feb 28, 2010	Feb 28, 2009	Feb 28, 2010	Feb 28, 2009

Revenue
Product sales, net	$795,963	$1,485,805	$2,714,220	$4,114,624

Expenses
Cost of goods sold, excluding amortization	378,787	89,308	487,895	242,330
Selling, general and administrative (Note 11)	1,041,013	1,756,228	3,883,063	5,816,064
Research and development (Note 10(a))	42,793	176,280	313,449	(197,754)
Investment tax credits	-	(532,301)	(306,692)	(532,301)
Write-down of intangible assets	532,571	1,696,004	532,571	1,696,004
Amortization	250,512	203,895	699,047	700,866

	2,245,676	3,389,414	5,609,333	7,725,209

Loss before the undernoted	(1,449,713)	(1,903,609)	(2,895,113)	(3,610,585)

Other expenses (income):
Interest and other	(16)	(28,665)	(5,826)	(248,060)
Interest expense	813,743	960,262	2,467,991	4,121,840
Foreign exchange (gain) loss, net	(141,545)	808,754	(1,149,605)	6,143,506

	672,182	1,740,351	1,312,560	10,017,286

Loss and comprehensive loss for the period	(2,121,895)	(3,643,960)	(4,207,673)	(13,627,871)

Basic and diluted loss per share	$(0.02)	$(0.03)	$(0.03)	$(0.10)

Weighted average number of common shares used in computing basic and diluted loss per share	130,307,552	130,307,552	130,307,552	130,307,552

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Consolidated Statements of Shareholders’ Deficiency
(Expressed in Canadian dollars)
(Unaudited)

	Nine months ended	Nine months ended
	February 28, 2010	February 28, 2009

Capital stock:
Balance, beginning of period	$116,014,623	$116,014,623
Balance, end of period	116,014,623	116,014,623

Warrants:
Balance, beginning of period	9,065,720	9,094,635
Warrants expired during period	-	(28,915)
Balance, end of period	9,065,720	9,065,720

Contributed surplus:
Balance, beginning of period	3,921,998	3,568,055
Stock-based compensation	126,355	224,464
Warrants expired during period	-	28,915
Balance, end of period	4,048,353	3,821,434

Deficit:
Balance, beginning of period	(148,549,300)	(135,233,473)
Loss and comprehensive loss for the period	(4,207,673)	(13,627,871)
Balance, end of period	(152,756,973)	(148,861,344)

Shareholders’ deficiency	$(23,628,277)	$(19,959,567)

MEDICURE INC.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Feb 28, 2010	Feb 28, 2009	Feb 28, 2010	Feb 28, 2009

Cash provided by (used in):

Operating activities:
Loss and comprehensive loss for the period	$(2,121,895)	$(3,643,960)	$(4,207,673)	$(13,627,871)
Adjustments for:
Amortization of property and equipment	1,581	10,231	18,717	32,744
Amortization of intangible assets	255,365	193,664	680,058	668,122
Amortization of deferred debt issue expense	49,856	48,709	148,753	145,272
Accretion of long-term debt	76,173	130,539	209,556	403,219
Stock-based compensation	42,119	109,565	126,355	224,464
Write-down of intangible assets	532,571	1,696,004	532,571	1,696,004
Write-down of inventory	-	-	-	-
Unrealized foreign exchange (gain) loss	(190,951)	650,764	(1,143,294)	5,942,938
Change in the following:
Accounts receivable	141,280	(507,080)	84,008	(518,158)
Inventories	184,038	52,532	(3,094)	191,470
Prepaid expenses	20,377	73,462	206,672	(300,694)
Accounts payable and accrued liabilities	23,090	(392,099)	(385,410)	(3,198,982)
Accrued interest on long-term debt	745,772	571,017	2,194,105	228,656
	(240,624)	(1,006,652)	(1,538,676)	(8,112,816)

Investing activities:
Proceeds on sale (acquisition) of property and equipment, net	-	(1,962)	-	(4,486)
Acquisition of intangible assets	(55,755)	(25,535)	(96,583)	(174,436)
	(55,755)	(27,497)	(96,583)	(178,922)

Financing activities:
Repayments of long-term debt	-	-	-	(14,454,000)
Cash released from restriction	-	-	-	14,454,000
	-	-	-	-

Foreign exchange gain (loss) on cash held in foreign currency	(1,337)	72,629	(12,117)	599,460

Decrease in cash and cash equivalents	(297,716)	(961,520)	(1,647,376)	(7,692,278)
Cash and cash equivalents, beginning of period	629,065	5,174,172	1,978,725	11,904,930

Cash and cash equivalents, end of period	$331,349	$4,212,652	$331,349	$4,212,652

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

1.	Nature of operations and going concern assumption:

Medicure Inc. (the Company) is a biopharmaceutical company engaged in the research and development and commercialization of human therapeutics. The Company has the U.S. rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT® , a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

The Company’s lead research and development program is TARDOXALTM (product previously referred to as AVASTREMTM ). This program grew out of Medicure’s effort to reposition MC-1, pyridoxal 5’ phosphate (P5P), a naturally occurring small molecule, for new chronic medical conditions. The Company is also looking to generate shareholder value by, among other things, exploring other potential applications of MC-1 and by gaining value from its library of small-molecule anti-thrombotics.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations. In addition, the Company has had to seek extensions from its lender under its secured debt financing agreement dated September 17, 2007 to defer required payments to April 16, 2010 and the date which is five business days following the date on which the Company receives written notice from the lender (Note 8). Without these extensions the Company would have been in default in respect to its long-term debt. Upon an event of default, the lender could exercise its security rights under the agreement.

The Company has experienced a loss of $4,207,673 and negative cash flows from operations of $1,538,676 in the nine months ending February 28, 2010, and has accumulated a deficit of $152,756,973 as at February 28, 2010. In March 2008, the Company announced a corporate restructuring which included a significant reduction in numbers of staff and in resources allocated to certain programs. The Company continues to further reduce its staff and corporate expenses to the extent deemed appropriate in order to more closely align expenses with net revenue. The Company is also in ongoing discussions with its senior lender to restructure its debt. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2010 year without restructuring of its debt and raising additional capital. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company’s financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. The ability of the Company to execute on its operating plan is likely to be contingent on having collaborative relationships with its lender. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

2.	Significant accounting policies:

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited annual consolidated financial statements and notes thereto for the year ended May 31, 2009, except for the following Handbook Section, released by the Canadian Institute of Chartered Accountants (CICA) which was adopted prospectively by the Company on June 1, 2009:

(a) Goodwill and intangible assets:

Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research & Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IAS 38, Intangible Assets. There was no impact on the Company's financial position and results of operations on adoption of this standard.

3.	Recent accounting pronouncements:

(a)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB’s strategic plan outlines the convergence of Canadian GAAP with IFRS over a five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first year end under IFRS will be May 31, 2012. The transition date for the Company will be June 1, 2011 and will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. While the Company has begun assessing the adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(b)

In January 2009, the CICA issued Handbook Section 1582, "Business combinations," which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company’s consolidated financial statements.

(c)

In January 2009, the CICA issued Handbook Section 1602, "Non-controlling interests," which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company’s consolidated financial statements.

(d)

In January 2009, the CICA issued Handbook Section 1601, "Consolidated financial statements," which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company’s consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

4.	Accounts receivable:

	February 28, 2010	May 31, 2009

Trade accounts receivable	$449,399	$448,563
Interest receivable	914	10,352
Other	17,376	92,782

	$467,689	$551,697

As at February 28, 2010, the trade accounts receivable consists of amounts owing from three customers which represent approximately 95 percent (May 31, 2009 - 95 percent) of trade accounts receivable.

5.	Inventories:

	February 28, 2010	May 31, 2009
Raw materials and packaging materials	$145,146	$145,146
Finished goods	489,251	486,157
	$634,397	$631,303

6.	Property and equipment:

		Accumulated	Net book
February 28, 2010	Cost	amortization	value

Computer equipment	$156,212	$147,285	$8,927
Furniture, fixtures and equipment	177,459	118,129	59,330
Leasehold improvements	20,671	20,671	-

	$354,342	$286,085	$68,257

		Accumulated	Net book
May 31, 2009	Cost	amortization	value

Computer equipment	$155,958	$143,919	$12,039
Furniture, fixtures and equipment	184,056	102,563	81,493
Leasehold improvements	20,671	20,671	-

	$360,685	$267,153	$93,532

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

7.	Intangible assets:

	Cost, net of	Accumulated	Net book
February 28, 2010	impairments	amortization	value

Patents	$9,061,234	$5,132,743	$3,928,491
Trademarks	1,546,793	786,501	760,292
Customer list	270,784	138,794	131,990

	$10,878,811	$6,058,038	$4,820,773

	Cost, net of	Accumulated	Net book
May 31, 2009	impairments	amortization	value

Patents	$9,654,175	$4,696,494	$4,957,681
Trademarks	1,534,440	702,173	832,267
Customer list	270,784	123,913	146,871

	$11,459,399	$5,522,580	$5,936,819

During the three and nine months ended February 28, 2010, the Company initiated a review of all intellectual property as part of its ongoing cost curtailment program. Based on this review a decision was made to discontinue maintenance of certain patents and patent applications deemed not material to the Company’s commercial and research operations. As a result, the Company recorded an impairment write-down of $532,571 (three and nine months ended February 28, 2009 - $1,696,004). The Company also reviewed the remaining intangible assets for impairments as at February 28, 2010 and has determined no further write-downs were necessary.

As described in Note 8, certain intangible assets are pledged as security against long-term debt.

8.	Long-term debt:

	February 28, 2010	May 31, 2009
Birmingham long-term debt	$24,244,880	$25,041,982
Current portion of long-term debt	-	-
	$24,244,880	$25,041,982

Principal repayments to maturity by fiscal year are as follows:

2012	$874,387
2013	1,827,130
2014	2,620,788
Thereafter	20,992,695

26,315,000
Less deferred debt issue expenses (net of accumulated amortization of $509,698)	(2,070,120)

$24,244,880

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

8.	Long-term debt (continued):

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham receives payments based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million. The annual minimum payments are reflected in the effective interest rate calculation of the debt.

As at February 28, 2010 the current portion of the minimum payment due that is included in the accrued interest on long-term debt is $2,393,466, or US $2,273,861 (May 31, 2009 - $1,899,186). Of this amount, US$1,739,659 was originally due July 15, 2009; US$180,811 was originally due October 15, 2009; US$195,550 was originally due January 15, 2010; and US$157,842 was originally due April 15, 2010. However the Company has negotiated extensions with the lender to April 16, 2010 and the date which is five business days following the date on which the Company receives written notice from the lender. Under the terms of the extension agreements, and only while they remain in force, non-payment of this amount or further amounts due does not result in an event of default. In the event of default, the lender could exercise its security rights under the agreement (see Note 1).

As disclosed in (Note 9(d)), the Company issued 1,000,000 warrants associated with the debt financing agreement. The warrants were valued at CDN$809,344 based on the fair value of the options at the date of issue using the Black-Scholes option pricing model. The warrants have been recorded in shareholders’ equity. The Company recorded a long-term debt liability of CDN$24,213,256, representing the residual value of the proceeds received under the debt agreement. The Company also incurred debt issuance costs of CDN$1,727,902, which it has recorded as a discount on the debt. The imputed effective interest rate is 13.3 percent.

Birmingham has the option to convert its rights based on AGGRASTAT® to MC-1 (products that contains P5P) within six months after MC-1’s commercialization, if achieved. Upon conversion to MC-1, Birmingham would be entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter, subject to a minimum annual return of US$2.6 million until May 31, 2020. Birmingham would receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

Birmingham’s participation rights are secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), all intellectual, proprietary and other rights (including without limitation to contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1, as well as shares in Medicure Pharma Inc. and Medicure International Inc.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period, of US$70 million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 debt payment rights with the payment, prior to the end of such 30 day period, of US$120 million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As of February 28, 2010, the estimated fair value of the termination options is nil.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

9.	Capital stock:

	(a)	Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

	(b)	Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, May 31, 2008	130,307,552	$ 116,014,623
Balance, May 31, 2009	130,307,552	116,014,623
Balance, February 28, 2010	130,307,552	$ 116,014,623

(c)	Options:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of ten percent of the outstanding common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

Changes in the number of options outstanding during the nine months ended February 28, 2010 and 2009 are as follows:

	February 28, 2010		February 28, 2009

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of period	7,272,807	$ 0.57	6,717,683	$ 0.87
Granted	-	-	2,375,000	0.04
Forfeited, cancelled or expired	(2,140,615)	0.18	(1,974,876)	0.94

Balance, end of period	5,132,192	$ 0.73	7,117,807	$ 0.57

Options exercisable, end of period	3,106,800		2,981,464

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

9.	Capital stock (continued):

(c)	Options (continued):

Options outstanding at February 28, 2010 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.03 - $1.68	4,582,192	7.81 years	$0.57	2,556,800
$1.69 - $2.63	550,000	3.49 years	$2.06	550,000

$0.03 - $2.63	5,132,192	7.35 years	$0.73	3,106,800

The compensation expense related to stock options granted in previous periods under the stock option plan for nine months ended February 28, 2010 was $126,355 (2009 - $224,464).

(d)	Warrants:

		Exercise		Granted		Granted
Issue	Original	price	May 31,	(Exercised)	May 31,	(Exercised)	Feb 28,
(Expiry date)	granted	per share	2008	(Cancelled)	2009	(Cancelled)	2010

104,110 units (August 19, 2008)	104,110	$1.18	104,110	(104,110)	-	-	-

2,602,750 units (August 19, 2010)	2,602,750	$1.18	2,602,750	-	2,602,750	-	2,602,750

4,000,000 units (May 9, 2011)	4,000,000	USD $2.10	4,000,000	-	4,000,000	-	4,000,000

3,984,608 units (December 22, 2011)	3,984,608	USD $1.70	3,984,608	-	3,984,608	-	3,984,608

1,000,000 units (December 31, 2016)	1,000,000	USD $1.26	1,000,000	-	1,000,000	-	1,000,000

4,373,913 units (October 5, 2012)	4,373,913	USD $1.50	4,373,913	-	4,373,913	-	4,373,913

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007, as disclosed in note 8.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

9.	Capital stock (continued):

	(d)	Warrants (continued):

The warrants expiring on May 9, 2011, December 22, 2011, October 5, 2012, and December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

	(e)	Shareholder rights plan:

The Company has a shareholder rights plan, the primary objective of which is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.

10.	Commitments and contingencies:

	(a)	Commitments:

As at February 28, 2010 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period ending May 31: (USD $)
2011	644,000
2012	805,000
2013	403,000

$1,852,000

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of USD $1,852,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2013.

In addition, as described in note 8 the Company has entered into a debt financing agreement for a US$25 million upfront cash payment. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017 and continue until May 31, 2020. The cumulative minimum annual payments (from 2008 to 2020) under the agreement aggregate US$49.7 million.

The Company has a business and administration services agreement with Genesys Venture Inc. (Note 11) under which the Company is committed to pay $25,000 per month or $300,000 per annum. The agreement shall be automatically renewed for succeeding terms of one year on terms to be mutually agreed upon by the parties. The Company may terminate this agreement at any time upon 60 days written notice.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

10.	Commitments and contingencies (continued):

	(a)	Commitments (continued):

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

(i)

Contracts with clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at February 28, 2010, the Company has no outstanding commitments related to clinical research agreements with CROs.

(ii)

As at February 28, 2010, the Company has committed to fund a further $3,000,000 in research and development activities under two development agreements with research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided.

	(b)	Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

	(c)	Royalties:

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

Royalty commitments exclude any obligations to Birmingham pursuant to the debt financing agreement (Note 8).

	(d)	Contingencies:

In the ordinary course of operating the Company’s business it may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

11.	Related party transactions:

During the three and nine months ended February 28, 2010, the Company paid companies controlled by a the Chairman a total of $126,685 and $343,664, respectively (three and nine months ended February 28, 2009 - $87,503 and $262,509) for office rent, supplies, property and equipment and consulting fees. These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

12.	Financial instruments:

The Company has classified its financial instruments as follows:

	February 28, 2010	May 31, 2009

Financial assets:
Cash and cash equivalents (held-for-trading)	331,349	1,978,725
Accounts receivable (loans and receivables)	467,689	551,697

	799,038	2,530,422

Financial liabilities:
Accounts payable and accrued liabilities (other financial liabilities)	1,120,409	1,512,377
Accrued interest on long-term debt (other financial liabilities)	4,736,665	2,542,560
Long-term debt (other financial liabilities)	24,244,880	25,041,982

	30,101,954	29,096,919

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. Management cannot reasonably estimate the fair value of the long term debt due to the financial condition of the Company (Note 1) and underlying terms and conditions of the debt agreement (Note 8). The Company has not entered into future or forward contracts as at February 28, 2010.

The Company’s financial instruments are exposed to certain financial risk, including credit risk, liquidity and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and cash equivalents, restricted cash and accounts receivable. The carrying amounts of the financial assets represent the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from three customers. At February 28, 2010, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations. The Company is currently in negotiations with its lender to restructure payments of US $2,273,861 million which at February 28, 2010 are due the earlier of April 16, 2010 and the date which is five business days following the date on which the Company receives written notice from the lender (Note 8). Depending on the outcome of these negotiations the Company may not have sufficient working capital to maintain operations (see note 1).

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period. For long-term debt repayments see Note 8.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

12.	Financial instruments (continued):

	(c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency and interest rates, will affect the Company’s earnings or the value of the financial instruments held.

(i) Currency risk:

Currency exchange rate risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of the change in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S. dollar denominated cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and long-term debt. The Company has not entered into any forward foreign exchange contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in USD $)	February 28, 2010	May 31, 2009

Cash and cash equivalents	$278,548	$1,151,509
Accounts receivable	386,432	410,885
Accounts payable and accrued liabilities	(839,550)	(934,099)
Accrued interest on long-term debt	(4,499,967)	(2,328,992)
Long term debt	(25,000,000)	(25,000,000)

	$(29,674,537)	$(26,700,697)

Based on the above net exposures as at February 28, 2010, assuming that all other variables remain constant, a 5 percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,500,000 in the Company’s net loss.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents.

An increase in 100 basis points in interest rates during the nine months ended February 28, 2010, with all other variables held constant, would have decreased the shareholders’ deficiency and decreased the net loss by approximately $13,000. The Birmingham debt has been excluded due to the nature of the interest payments as described in Note 8.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

13.	Management of capital:

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern (Note 1) and to provide capital to pursue the development and commercialization of its products.

In the management of capital, the Company includes cash and cash equivalents, long-term debt, capital stock, warrants and contributed surplus.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, granting of stock options, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Company’s overall strategy with respect to capital risk management remains unchanged for the nine months ended February 28, 2010.

14.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in three locations; Canada, the United States and Barbados. During the nine months ended February 28, 2010, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 32 percent, Customer B accounted for 31 percent, Customer C accounted for 31 percent, and the remaining four customers accounted for 6 percent of revenues.

Property and equipment and intangible assets are located in the following countries:

	February 28, 2010	May 31, 2009

Canada	$50,546	$129,430
Barbados	4,791,357	5,837,505
United States	47,124	63,416

15.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects with U.S. GAAP except as follows:

	(a)	Intangible assets:

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, certain patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

15.	Reconciliation of generally accepted accounting principles (continued):

	(a)	Intangible assets (continued):

The effect of this difference is that for the three and nine months ended February 28, 2010, research and development expense would have increased by $70,594 and $96,582, respectively (three and nine months ended February 28, 2010 - $25,534 and $174,436). Under U.S. GAAP, the related reduction in amortization expense is $44,568 and $54,553 for the three and nine months ended February 28, 2010, respectively (three and nine months ended February 28, 2010 - $9,498 and $42,618). During the the three and nine months ended February 28, 2010, the Company wrote-down its patent asset related to research and development activities by $532,571 and $532,571, respectively (three and nine months ended February 28, 2010 - $1,696,004 and $1,696,004). This asset was expensed previously under U.S. GAAP, resulting in an adjustment to decrease net loss of $532,571 and $532,571, respectively (three and nine months ended February 28, 2010 - $1,696,004 and $1,696,004).

	(b)	Change in accounting policies

In November 2007, the Emerging Issues Task Force issued EITF Issue 07-01, Accounting for Collaborative Arrangements (EITF 07-01). EITF 07-01 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, EITF 07-01 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer. EITF 07-01 is effective for fiscal years beginning after December 15, 2008. On June 1, 2009, the Company adopted the currently effective provisions of EITF 07-01. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. On June 1, 2009, the Company adopted the currently effective provisions of SFAS 141R. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. On June 1, 2009, the Company adopted the currently effective provisions of SFAS 160. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 revises the disclosure requirements for derivative instruments and hedging activities. SFAS 161 is effective for financial years beginning on or after November 15, 2008. On June 1, 2009, the Company adopted the currently effective provisions of SFAS 161. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

15.	Reconciliation of generally accepted accounting principles (continued):

	(b)	Change in accounting policies (continued):

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. On June 1, 2009, the Company adopted the currently effective provisions of SFAS 162. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2008, the Emerging Issues Task Force issued EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (EITF 07-5).

The instruments affected by this issue may contain contract terms that call into question whether the instrument or embedded feature is indexed to the entity’s own stock. A derivative instrument or embedded derivative feature that is deemed indexed to an entity’s own stock may be exempt from the requirements of Statement 133 for derivatives. In addition, a freestanding instrument that is indexed to a company’s own stock remains eligible for equity classification under EITF Issue 00-19.

The consensus addresses the following issues:

• How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.
•

How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

• How an issuer should account for market-based employee stock option valuation instruments.

On June 1, 2009, the Company adopted the currently effective provisions of EITF 07-5. As a result of the adoption of EITF 07-5, the Company reclassified its issued warrants out of equity classification to a liability classification and mark-to-market each period with changes in fair value going through the statement of operations. The consensus is effective for fiscal years and interim periods beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. The effect of this difference is that the fair value of warrants equal to $107,322 as at June 1, 2009 would have been classified as a liability with the related $8,958,398 adjustment to fair value on adoption recorded as a increase to opening balance of deficit. Under US GAAP, the change in fair value of warrants of $82,368 and $66,285 for the three and nine months ended February 28, 2010, respectively would have been recorded as an adjustment on the statement of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). Under the provisions of SFAS 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2007, the Emerging Issues Task Force issued EITF Issue 07-03, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development (EITF 07-03). EITF 07-03 addresses the diversity which exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF 07-03, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF 07-03 is effective for fiscal years beginning after December 15, 2007 and interim periods within those years. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

15.	Reconciliation of generally accepted accounting principles (continued):

	(c)	Summary:

The impact of the measurement differences to U.S. GAAP on the consolidated statements of operations and deficit are as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Feb 28, 2010	Feb 28, 2009	Feb 28, 2010	Feb 28, 2009

Loss for the period, Canadian GAAP	$(2,121,895)	$(3,643,960)	$(4,207,673)	$(13,627,871)
Adjustments for the following:
Intangible assets	(70,594)	(25,534)	(96,582)	(174,436)
Amortization of intangible assets	532,571	1,696,004	532,571	1,696,004
Impairment of intangible assets	44,568	9,498	54,553	42,618
Change in fair value of warrants	(82,368)	-	(66,285)	-

	$(1,697,718)	$(1,963,992)	$(3,783,416)	$(12,063,685)

Basic and diluted loss per share, U.S. GAAP	$(0.01)	$(0.02)	$(0.03)	$(0.09)
Weighted average number of common shares	130,307,552	130,307,552	130,307,552	130,307,552

The impact of the measurement differences to U.S. GAAP would result in the consolidated statements of cash flow items as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Feb 28, 2010	Feb 28, 2009	Feb 28, 2010	Feb 28, 2009

Operating activities	$(312,555)	$(3,669,494)	$(1,647,375)	$(37,008,346)
Investing activities	-	1,962	-	(1,962)
Financing activities	-	-	-	-

The impact of the measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	February 28, 2010	May 31, 2009

Deferred debt issue expenses	$2,179,008	$2,250,518
Long-term debt	26,423,888	27,292,500
Warrant liability	41,038	-
Intangible assets	4,066,771	4,676,656
Capital stock and contributed surplus	136,307,630	145,246,995
Deficit	(160,730,946)	(166,053,766)

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

15.	Reconciliation of generally accepted accounting principles (continued):

	(d)	Recent accounting pronouncements:

The following accounting standards were issued recently by the FASB. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

Codification and Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-01, “Topic 105 - Generally Accepted Accounting Principles (formerly SFAS 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles”).” Accounting Standards Codification (“ASC”) Topic 105 establishes the FASB Accounting Standards Codification® (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of ASUs. The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes in the Codification. These changes and the Codification itself do not change US GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referred and did not impact the Company's consolidated financial statements.

Consolidation of Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (formerly SFAS 167, “Amendments to FASB Interpretation No. 46(R)”),” which amends the consolidation guidance for variable interest entities (“VIE”). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a VIE. In addition, changes to when it is necessary to reassess who should consolidate a VIE have also been made.

In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the expected losses or receives a majority of the expected residual returns or both of the VIE is no longer required. Under ASU 2009-17, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis.

Additional disclosures will be required under this ASU to provide more transparent information regarding an entity’s involvement with a VIE. The provisions of this ASU are to be applied for years beginning after November 15, 2009, for interim periods within those years, and for interim and annual reporting periods thereafter. Early adoption is not permitted.

Accounting for Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860), an Amendment of the Accounting for Transfers of Financial Assets, (formerly SFAS 166, “Accounting for Transfers of Financial Assets”).” This ASU significantly changes how companies account for transfers of financial assets. The ASU provides revised guidance in a number of areas including the elimination of the qualifying special purpose entity concept, the introduction of a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer to be accounted for as a sale, a change to the amount of recognized gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures. The provisions of this ASU are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three and nine months ended February 28, 2010 and 2009

15.	Reconciliation of generally accepted accounting principles (continued):

Fair Value Measurements and Disclosures

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 810) Improving Disclosures About Fair Value Measurements.” This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement. The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.